Melanie Ruthrauff Levy +1.858.314.1873 MRLevy@mintz.com	3580 Carmel Mountain Road, Ste 300 San Diego, CA 92130 mintz.com
August 15, 2025
CONFIDENTIAL SUBMISSION
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE Washington, DC 20549
Re:    Confidential Submission of GRI Bio, Inc. Draft Registration Statement on Form S-1
Dear Ladies and Gentlemen:
On behalf of GRI Bio, Inc., a Delaware corporation (the “Company”), we are confidentially submitting a draft Registration Statement on Form S-1 (the “Registration Statement”) to the staff of the Securities and Exchange Commission for confidential non-public review pursuant to the enhanced accommodations for issuers submitting draft registration statements announced by the Division of Corporation Finance on March 3, 2025. The Registration Statement submitted herewith relates to the Company’s proposed offering of common stock and warrants. The Company will file its registration statement and nonpublic draft submission such that they are publicly available on the EDGAR system at least two business days prior to any requested effective time and date.
If you have any questions with respect to this confidential submission, please call me at
(858) 314-1873.
Very truly yours,
/s/ Melanie Ruthrauff Levy
Melanie Ruthrauff Levy
MRL

BOSTON	LOS ANGELES	MIAMI	NEW YORK	SAN DIEGO	SAN FRANCISCO	TORONTO	WASHINGTON
MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.